

10026799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 24 2010

122

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SEC FILE NUMBER
8- 066994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grail Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, Floor 21
                         (No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Clarke Gray   (212) 676-5522
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
                           (Name – if individual, state last, first, middle name)

465 California Street, Suite 700, San Francisco, CA 94104

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___J. Clarke Gray_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Grail Securities, LLC_____, as of ___December, 31_____, 20___09_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                    _____
                                                              Signature

                                                                FINOP
                                                              Title

_____
          Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAIL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT
AUDITOR'S REPORT THEREON

*****PUBLIC COPY*****

DECEMBER 31, 2009

GRAIL SECURITIES, LLC

TABLE OF CONTENTS



ODENBERG
ULLAKKO
MURANISHI
& CO. LLP

Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT

February 8, 2010

To the Member of
Grail Securities, LLC

We have audited the accompanying statement of financial condition of Grail Securities, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Grail Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Odenberg Ullakko Muranishi & Co LLP

GRAIL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	26,041
TOTAL ASSETS	$	**26,041**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:

Accounts payable and accrued expenses	$	16,000
TOTAL LIABILITIES		16,000
MEMBER'S CAPITAL		10,041
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	**26,041**

GRAIL SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

The statement of financial condition is prepared on the accrual basis of accounting and include the accounts of Grail Securities, LLC, a limited liability company (the Firm). The Firm is a wholly-owned subsidiary of Grail Partners, LLC. The fiscal year of the Firm is the calendar year and operations commenced on May 6, 2005.

The Firm is a broker-dealer in securities that was organized for the private placement of securities as well as mergers and acquisition advisory services for private companies wishing to merge or raise capital. The Firm's office is located in San Francisco, CA.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2009, the Firm had a single cash account.

Income Taxes

The accompanying statement of financial condition does not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The Member reports its distributive share of the Firm's income and credits on its individual Member's tax return. However, certain states including California in which the Firm operates imposes fees and taxes at the partnership level.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported on the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with Grail Partners, LLC. Under the agreement, the Firm pays and records expenses related only to securities transaction commissions, professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. Grail Partners, LLC will not look to the Firm for repayment of expenses not covered by the agreement such as rents, utilities, office supplies, telephone and fractional salaries. Grail Partners, LLC asserts that these expenses and retained liabilities not covered under this agreement are the responsibility and liability of Grail Partners, LLC.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. This Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2009, the Firm had net regulatory capital of $10,041 which was $5,041 in excess of its required net capital of $5,000. Its net capital ratio was 1.59 to 1.